Contact

www.linkedin.com/in/mattfishmelt
(LinkedIn)
www.meltbarandgrilled.com
(Company)
www.facebook.com/
meltbarandgrilled (Other)
www.facebook.com/matt.fish.melt
(Other)

Top Skills

Restaurants
Food
Menu Development

Matt Fish

Owner, Melt Bar and Grilled
Lakewood, Ohio, United States

Summary

A professional local chef for over 20 years and counting, Matt
planned to open his own restaurant for quite a while. His concept for
Melt—a combination of "comfort food dressed up," and beer—started
from a fairly simple germ: he was always a big grilled cheese fan.
The idea evolved from observations of different concepts during his
years as both a culinary school/restaurant management student and
touring musician. About four years before Melt eventually opened,
he had the idea—and much of the menu—more or less perfected.
The final pieces of the plan were an intimate feel in an inviting setting
—the "Melt family" experience for staff and patrons alike—and
contributing to the local community.

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Experience

Melt Bar & Grilled
Owner
September 2006 - Present (18 years 8 months)

Melt Bar and Grilled specializes in gourmet grilled cheese sandwiches, fresh
salads and homemade soups. We have over 20 beers on tap and more
than 150 bottled beers featuring domestic micro-craft and imports. We are
extremely vegetarian and vegan friendly!

Johnny Mango World Cafe and Bar
Executive Chef
April 2003 - August 2006 (3 years 5 months)

Fat Fish Blue
Sous Chef / Kitchen Manager
December 2002 - March 2003 (4 months)

Marco Polo's Restaurant
Head Chef / Kitchen Manager
1994 - December 2002 (8 years)

Education

Cuyahoga Community College
Associate of Applied Business, Culinary Arts Program · (1995 - 1997)

Cuyahoga Community College
Associate of Arts (AA), Restaurant, Culinary, and Catering Management/
Manager · (1991 - 1997)